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Exhibit 4.18

        WAIVER dated as of December 16, 2002 (this "Waiver") to (i) the Credit Agreement dated as of May 31, 2000 (as amended, supplemented or otherwise modified from time to time, the "Pre-Petition Credit Agreement") among MCLEODUSA INCORPORATED, a Delaware corporation ("McLeod"), the lenders from time to time party thereto (the "Pre-Petition Lenders") and JPMorgan Chase Bank ("JPMCB"), as Administrative Agent and as Collateral Agent (in such capacities, the "Pre-Petition Agent"), and (ii) the Credit Agreement dated as of April 16, 2002 (as amended, supplemented or otherwise modified from time to time, the "Exit Credit Agreement", and together with the Pre-Petition Credit Agreement, the "Credit Agreements") among McLeod, the lenders from time to time party thereto (the "Exit Lenders", and together with the Pre-Petition Lenders, the "Lenders") and JPMCB, as Administrative Agent and as Collateral Agent (in such capacities, the "Exit Agent", and together with the Pre-Petition Agent, the "Agent").

        A.    McLeod has informed the Lenders that it is currently contemplating the transactions described on Annex A hereto, which transactions and are hereinafter referred to as the "Transactions".

        B.    McLeod has requested that the Lenders waive compliance by McLeod with Section 6.07 of each Credit Agreement to the extent necessary to permit the Transactions.

        C.    The undersigned Lenders and the Agent are willing to agree to such waiver, on the terms, subject to the conditions and to the extent set forth herein.

        In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        SECTION 1.    Definitions; References.    Unless otherwise specifically defined herein, each capitalized term used herein but not otherwise defined herein which is defined in the Credit Agreements shall have the meaning assigned to such term in the Credit Agreements.

        SECTION 2.    Waiver.    Pursuant to Section 9.02(b) of each Credit Agreement, effective as of the Effective Date (as defined in Section 4 hereof), (a) the Pre-Petition Lenders hereby waive compliance by McLeod with Section 6.07 of the Pre-Petition Credit Agreement and (b) the Exit Lenders hereby waive compliance by McLeod with Section 6.07 of the Exit Credit Agreement, in each case to the extent, but only to the extent, necessary to permit the Transactions.

        SECTION 3.    Representations and Warranties.    To induce the other parties hereto to enter into this Waiver, McLeod represents to each of the Lenders and the Agent that, as of the Effective Date:

            (i)  after giving effect to this Waiver, the representations and warranties of McLeod set forth in each of the Loan Documents with respect to each Credit Agreement are true and correct on the Effective Date with the same effect as if made on the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date;

          (ii)  after giving effect to this Waiver, no Default has occurred and is continuing under either Credit Agreement; and

          (iii)  this Waiver has been duly executed and delivered by McLeod and constitutes a legal, valid and binding obligation of McLeod, enforceable against it in accordance with its terms.

        SECTION 4.    Conditions to Effectiveness.    This Waiver shall become effective as of the date (the "Effective Date") upon which (i) the Agent shall have received counterparts of this Waiver that, when taken together, bear the signatures of McLeod and the Required Lenders (as defined in the Pre-Petition Credit Agreement) under the Pre-Petition Credit Agreement and of McLeod and the Required Lenders (as defined in the Exit Credit Agreement) under the Exit Credit Agreement and (ii) the Agent shall have received all fees and other amounts due and payable on or prior to the

Effective Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses (including fees, charges and disbursements of counsel), required to be reimbursed or paid by any Loan Party under either Credit Agreement hereunder or under any other Loan Document with respect to either Credit Agreement.

        SECTION 5.    Effect of Waiver.    Except as expressly set forth herein, this Waiver shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of the Lenders, the Agent or McLeod under either Credit Agreement or any other Loan Document with respect to either Credit Agreement and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in either Credit Agreement or any other Loan Document with respect to either Credit Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. This Waiver shall apply and be effective with respect only to the matters expressly referred to herein, and nothing herein shall be deemed to entitle McLeod to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in either Credit Agreement or any other Loan Document with respect to either Credit Agreement in similar or different circumstances. After the Effective Date, any reference to either Credit Agreement shall mean such Credit Agreement, as modified hereby. This Waiver shall constitute a "Loan Document" for all purposes under each Credit Agreement and the Loan Documents with respect to each Credit Agreement.

        SECTION 6.    Applicable Law.    THIS WAIVER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

        SECTION 7.    Counterparts.    This Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original but all of which when taken together shall constitute but one and the same instrument. Delivery of an executed signature page of this Waiver by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

        SECTION 8.    Costs and Expenses.    McLeod agrees to reimburse the Agent for its reasonable out-of-pocket expenses in connection with this Waiver, including the reasonable fees, charges and disbursements of counsel for the Agent.

        SECTION 9.    Headings.    The headings of this Waiver are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed by their respective authorized officers as of the day and year first written above.

MCLEODUSA INCORPORATED,
by:	/s/ G. Kenneth Burckhardt Name: G. Kenneth Burckhardt Title: Executive Vice President & Chief Financial Officer
JPMORGAN CHASE BANK, individually and as Agent,
by:	/s/ John Kowalczuk Name: John Kowalczuk Title: Vice President

Annex A

Description of Transactions

        In 1999, Caprock Fiber Network Ltd., a Texas partnership ("Caprock Fiber Network") and an indirect subsidiary of CapRock Communications Corp., a Texas-based CLEC ("Caprock Communications") entered into a partnership known as Enrock L.P., a Texas limited partnership ("Enrock"), with a subsidiary of Enron Corp. ("Enron") in order to jointly finance the building of a fiber route from Houston to Amarillo, Texas. The general partner of Enrock is Enrock Management, LLC, a Texas LLC. McLeodUSA Incorporated ("McLeodUSA") subsequently acquired, and now owns, 100% of Caprock Communications.

        McLeodUSA (indirectly through Caprock Communications and Caprock Fiber Network) and Enron (indirectly through its subsidiaries) each own 49.5% of Enrock, and each also owns 50% of the LLC that owns the remaining 1% of Enrock.

        Enrock contracted with Enron to build, own and manage the fiber assets along this route. Once the route was completed, Enron granted indefeasible rights of use ("IRUs"), in which title passes at the end of the term, to the following parties in exchange for payment of the pro rata portion of construction and maintenance costs:

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  Enrock 50% (of which McLeodUSA and Enron each indirectly own 50%)

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  McLeodUSA 25%

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  Enron 25%

        Enrock retained title to 24 regeneration sites located along the route. These regeneration sites are buildings that house the telecommunications equipment required to functionally operate the network. McLeodUSA leased collocation space in the regeneration sites for a term of 40 years at $1 per year per building, enabling McLeodUSA to effectively operate its network whether or not it retains any ownership interest in the sites.

        The current situation is as follows:

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  McLeodUSA operates fiber assets on the route under the IRU and regeneration site lease referred to above (maintenance and repair are performed by Enron under a separate operating, maintenance and repair agreement)

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  Caprock Fiber Network owns 49.5% of Enrock, which owns the regeneration sites

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  Caprock Fiber Network owns 50% of the limited liability company that owns 1% of Enrock

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  Enron contends that McLeodUSA owes Enron approximately $2.4 million relating primarily to construction and ongoing repairs and maintenance along the route

        Given its current state of affairs, Enron would like to dispose of all of its network assets. At the same time, McLeodUSA would clearly prefer to eliminate rather than pay Enron the $2.4 million that has been billed or litigate the amount.

        We have negotiated an attractive deal that is acceptable to both McLeodUSA and the Enron creditors' committee, which has instructed the Enron management to exit its telecom business. JPMorgan Chase Bank is also supportive of the transaction. McLeodUSA would cause Caprock Fiber Network to sell Enron its 49.5% interest in Enrock and its 50% interest in the LLC, which holds 1% of Enrock, in exchange for extinguishing the $2.4 million liability that Enron has billed McLeodUSA. This, in essence, means that McLeodUSA would be selling its indirect 50% interest in the regeneration sites.

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  Exhibit 4.18
WAIVER – 12/16/02